Exhibit (a)(1)(H)
                                                               December 23, 2004


   Attention: Holders of LaSalle Re Holdings Limited Series A Preferred Shares

      TENDER OFFER TO PURCHASE FOR CASH 1,500,000 SERIES A PREFERRED SHARES


         LaSalle Cover Company, LLC is commencing a Tender Offer to holders of the Series A Preferred Shares of LaSalle Re Holdings Limited (the "Company") to buy up to 1,500,000 Preferred Shares (or 50% of the outstanding Preferred Shares) at a price of $1.00 per Preferred Share and is delivering to you its Offer to Purchase.

         The Offer Price represents the following premium:

         o        a 300% premium over the closing price on December 22, 2004

         o a 639% premium over the average daily closing prices for the fourth quarter of 2004, through December 22, 2004

         o a 618% premium over the average daily closing prices for the 2004 calendar year through December 22, 2004

         Acceptance of the Offer will provide you with a price for your Preferred Shares that is substantially above the published prices since the Preferred Shares were delisted from trading on the New York Stock Exchange on March 25, 2003 and since the Company's Chapter 11 bankruptcy filing on August 23, 2003. (The Chapter 11 bankruptcy case was dismissed by order of the United States Bankruptcy Court for the District of Delaware on November 2, 2004 and, on November 19, 2004, the Supreme Court of Bermuda issued an order commencing the liquidation of the Company.)

Background

         Although the Preferred Shares have a quarterly dividend right, on November 29, 2002, the Company suspended indefinitely the 8.75% quarterly dividend on the Preferred Shares.

         The Company has stated, most recently in its quarterly filing with the SEC on Form 10-Q, for the quarter ended June 30, 2003, that "it is unlikely that any of the holders of the Preferred Shares will receive any return on their investment in the near term, if at all."

         On August 23, 2003, the Company filed for protection from its creditors under Chapter 11 of the United States Bankruptcy Code and commenced proceedings in the Supreme Court of Bermuda under Bermuda law known as "winding up" proceeding. On August 22, 2003, the Supreme Court of Bermuda appointed John M. Wardrop of KPMG LLP in the United Kingdom and Michael W. Morrison of KPMG in Bermuda as Joint Provisional Liquidators ("JPLs") in respect of the Company. Following an Order issued by the Supreme Court of Bermuda on November 19, 2004, the Company commenced its liquidation.

         The Company is subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended, under which it is required to file periodical reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. However, and
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according to the Company's Current Reports on Form 8-K filed with the SEC on
October 16, 2003 and subsequently, while the Company remained under the supervision of the Bankruptcy Court, in lieu of filing Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K, the Company intended to file Current Reports on Form 8-K containing monthly operating reports as filed with, and in the format prescribed by, the Bankruptcy Court instead of its required filings under the Exchange Act. As of December 23, 2004, the Company's most recent filing with the SEC was its Current Report on Form 8-K filed on December 6, 2004.

         The information that the Company has filed with the SEC may be inspected and copied at the SEC's Public Reference Facility at Room 1024, Judiciary Plaza, 450 Fifth Street NW, Washington, DC 20549, copies may be obtained by mail at prescribed rates from the principal office of the SEC at 450 Fifth Street NW, Washington, DC 20549 and you are urged to do so. The SEC also maintains a website at http://www.sec.gov that contains reports and other information relating to the Company that have been filed electronically via the EDGAR system. Information about the Company's Chapter 11 case is on file at the Bankruptcy Court. The Company's Chapter 11 case bears Case No. 03-12637, but much of the information is contained in the files of the related Chapter 11 cases of the Company's parent, Trenwick Group Limited, that bears Case No. 03-12636, and of Trenwick America Corporation that bears Case No 03-12635. You may access information that is on file at the Bankruptcy Court electronically by using the PACER system through a website at http://pacer.psc.uscourts.gov/ and following the instructions on that website and your are urged to do so.

About LaSalle Cover Company, LLC

         LaSalle Cover Company, LLC is a recently formed investment partnership whose members are Costa Brave Partnership III, L.P. and White Bay Capital Management LLC. LaSalle Cover Company LLC is not affiliated with LaSalle Re Holdings Limited or any other insurance company.

The Offer

         The Offer is for 1,500,000 Preferred Shares (50% of the outstanding Preferred Shares). LaSalle Cover Company, LLC reserves the right to amend the Offer if it is oversubscribed and buy some or all of the additional tendered Preferred Shares. If the Offer is oversubscribed and LaSalle Cover Company, LLC does not amend the Offer, tenders of Preferred Shares will be accepted on a pro rata basis except for fractional Shares. The Offer is subject to certain conditions that are outlined in the Offer to Purchase, including a condition that certain regulatory consents and court sanctions be obtained to the extent that record ownership of Preferred Shares is to be transferred. This condition will have no impact on Preferred Shares that are held by a bank, brokerage firm or other nominee acceptable to LaSalle Cover Company, LLC.

         The Offer will remain open until midnight, January 25, 2005, New York City time.

         You are urged to review the Offer to Purchase carefully since this letter only briefly mentions selected relevant information. The Offer to Purchase also describes the procedures that you must follow if you wish to tender your Preferred Shares and describes the procedures that you must follow to withdraw your Preferred Shares after you have tendered them.

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         To tender your Preferred Shares, contact your brokerage firm. For more information regarding the Offer contact Georgeson Shareholder Communications, Inc. at 17 State Street, 10th Floor, New York, NY 10004, (866) 295-8105 or (212) 440-9800.


                                        LASALLE COVER COMPANY, LLC


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